UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period __________ To __________

Commission file number 1-44

ARCHER-DANIELS-MIDLAND COMPANY

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Archer-Daniels-Midland Company
4666 Faries Parkway
PO Box 1470
Decatur, Illinois 62525

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
Years Ended December 31, 2009 and 2008
With Report of Independent Auditors

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Audited Financial Statements and Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Benefit Plans Committee
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Ernst & Young LLP

St. Louis, MO
June 17, 2010

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Interest in Master Trust at fair value	$264,242,363	$220,158,804
Accrued investment income	15,200	324,542
Participant loans receivable	9,855,784	9,107,195
Contributions receivable from employer	1,466,318	832,178
Total assets available for benefits at fair value	275,579,665	230,422,719

Liabilities
Pending transactions	11,433	-

Net assets available for benefits at fair value	275,568,232	230,422,719

Adjustment from fair value to contract value for fully responsive investment contract	650,632	3,396,891
Net assets available for benefits	$276,218,864	$233,819,610

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
Additions:
Dividend and interest income	$4,688,731	$4,116,103
Contributions from employer	14,532,438	10,001,783
Contributions from participating employees	19,945,097	15,032,794
	39,166,266	29,150,680

Deductions:
Withdrawals	18,915,351	18,854,474
Plan expenses	45,615	54,977
Transfers	3,893,567	8,448,645
	22,854,533	27,358,096

Net realized and unrealized appreciation (depreciation) in fair value of investments	26,087,521	(97,626,380)

Net increase (decrease)	42,399,254	(95,833,796)

Net assets available for benefits at beginning of year	233,819,610	329,653,406
Net assets available for benefits at end of year	$276,218,864	$233,819,610

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements
December 31, 2009

1. Description of the Plan

General

The ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (the Plan) is a defined contribution plan available to all eligible hourly employees of Archer-Daniels-Midland Company and its participating affiliates (ADM or the Company).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Participants should refer to the plan document and the prospectus for a more complete description of the Plan’s provisions.

Employee eligibility varies by location and employment status.  Employees should refer to the plan appendix applicable to their participating location for more complete information regarding employee eligibility.

Arrangement With Related Party

All plan assets are held by Hickory Point Bank & Trust, FSB, a wholly owned subsidiary of ADM, through a master trust agreement (the Master Trust) established for the Plan and the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees.

Contributions

Under the terms of the Plan, employees electing to participate can contribute from 1% up to as much as 50% of their compensation to the Plan, subject to certain Internal Revenue Service (IRS) limitations and the Plan’s provisions for the participating location.  Participants age 50 or older can make additional “catch-up” contributions, up to the limits allowed under the tax laws.  Eligible new hires on or after January 1, 2009 are automatically enrolled at 6% unless they file an affirmative election requesting a higher or lower participation percentage within the terms of the plan.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Until December 31, 2008, the Company matched participant contributions to the Plan with ADM common stock, beginning January 1, 2009 ADM’s matching contributions are made in cash.  Effective January 1, 2009 the Company also makes a non-elective contribution of 1% of plan compensation to all eligible employees’ accounts, subject to the Plan’s provisions for the participating locations.  For participants hired on or after January 1, 2009, the Company match and non-elective contributions vest over a two year period for eligible employees.  For participants hired before January 1, 2009, the Company match vested immediately.  The Company contributions and vesting rules may vary for bargaining unit employees. Employees should refer to the plan appendix applicable to their participating location for more complete information regarding employee contributions, employer match and non-elective contribution eligibility and limitations.

Investment Options

Participants may invest their contributions in one or more of the investment options offered by the Plan and in ADM common stock.

Participants can elect at any time to convert all or any number of the shares of ADM common stock acquired to cash and have the cash transferred within the Plan to be invested in the investment options available under the Plan.

Participant Loans

For eligible hourly employees, loans are allowed for general purposes or for home purchase.  For some bargaining unit employees, loans are limited to certain hardship situations or home purchase. General purpose and hardship loans are available for terms of up to five years and home purchase loans are available for terms of up to ten years.

Eligible participants may borrow from their fund accounts a minimum of $1,000 or the amount available to the participant up to the lesser of $50,000, 50% of their participant account balance or 100% of their loan eligible plan accounts.  A “loan-eligible plan account” for this purpose is any plan account except an account reflecting “Roth” contributions (including Roth 401(k) contributions and Roth account rollovers) and earnings thereon.  A maximum of one loan may be outstanding to a participant at any time.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate at the time of the loan’s issuance plus 1%.  Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck.  Eligibility for the general purpose loan varies by appendix applicable to participating locations.

Participant Accounts

Each participant’s account contains the participant’s contributions, roll-over or transferred accounts from other qualified plans, the Company’s matching and non-elective contributions and investment earnings.  The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Withdrawal

The vested value of an employee’s account is payable following termination of employment.  Withdrawals by active employees are permitted upon reaching age 59 1/2 or for specific hardship circumstances (only after receiving a loan available to the participant under the loan program).

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

Investments in the Master Trust are carried at fair value.  Common stocks are valued at the quoted market price on the last business day of the plan year.  Investments in mutual funds are stated at the reported net asset value on the last business day of the plan year.  The fair value of the participation units in the fully responsive investment contracts is based on quoted redemption value on the last business day of the plan year.  Unallocated funds are invested in a short-term money market account.  Participant loans are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the shareholder record date as declared by the related investment.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

As described in Accounting Standards Codification (ASC) Topic 962, Plan Accounting – Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Master Trust investment in the Galliard Stable Value Fund (the Fund) is considered a synthetic guaranteed investment contract. As required by ASC 962, the statement of net assets available for benefits presents the fair value of the investment in the Fund as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Fund is based on information reported by Galliard at the last business day of the plan year.  The contract value of the Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Reclassifications

Certain items in prior year financial statements have been reclassified to conform to the current year’s presentation.

3.  Fair Value Measurements

The Plan assets are valued as required by ASC 820, Fair Value Measurements and Disclosures.  ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The three Levels are described below:

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3.  Fair Value Measurements (continued)

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities.

A financial instrument's Level within the fair value hierarchy is based on the lowest Level of any input that is significant to the fair value measurement.  In evaluating the significance of fair value inputs, the Plan generally classifies assets or liabilities as Level 3 when their fair value is determined using unobservable inputs that individually, or when aggregated with other unobservable inputs, represent more than 10% of the fair value of the assets or liabilities.  Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value Level classification.  Valuation techniques used are generally required to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

ADM and other common stock:
ADM and other common stocks are valued at the closing price reported on the New York Stock Exchange and are classified within Level 1 of the valuation hierarchy.

Mutual funds:
Mutual funds are valued at the closing price reported on the NASDAQ and are classified within Level 1 of the valuation hierarchy.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3.  Fair Value Measurements (continued)

Stable Value Fund:
The security-backed contract is created through the Fund’s investments in wrapper contracts associated with its investments in common collective trusts.  The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.  The fees and discount rate are directly observable inputs.  The fair values of the common collective trusts are based on the cumulative net asset value of their underlying investments, which are primarily U.S. government and agency securities, municipal bonds, and corporate notes and bonds.  The fair value of these underlying investments are generally determined by quotes from a quotation reporting system, established market makers, or pricing services.  The stable value fund is classified within Level 2 of the valuation hierarchy.

Participant Loans:
Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants’ methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by Level within the fair value hierarchy the investments included in the Master Trust at fair value as at December 31, 2009.  This table does not include cash and equivalents of $221,691, in accordance with the disclosure requirements of ASC 820.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3.  Fair Value Measurements (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ADM and other common stock	$528,090,827	$–	$–	$528,090,827
Mutual funds	418,655,951	–	–	418,655,951
Stable value fund	–	188,281,212	–	188,281,212
Total assets at fair value	$946,746,778	$188,281,212	$–	$1,135,027,990

Participant loans are the only investments specific to the Plan.  Fair value of the Plan’s participant loans balance of $9,855,784 is classified as a Level 3 investment.

Level 3 Gains and Losses:

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Participant loans

Balance at beginning of year	$9,107,195
Issuances and settlements (net)	748,589
Balance at end of year	$9,855,784

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

4.  Investment Contract

The Master Trust invests in security-backed investment contracts through the Galliard Stable Value Fund (the Fund). The Fund is considered a security-backed investment contract and primarily invests in common collective trusts, as well as wrapper contracts.  The wrapper contracts provide assurance that future adjustments to the variable crediting rates of investments in the common collective trust cannot result in a crediting rate less than zero.

The wrapper contracts are investment contracts issued by an insurance company or other financial institution, backed by the portfolio of bonds that are owned by the common collective trusts in which the Fund is invested.  The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, by a third party custodian. The interest crediting rate of the wrapper contracts is based on the contract value, and the fair value, duration, and yield to maturity of the underlying portfolio.  These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund.  The issuer guarantees that all qualified participant withdrawals will be at contract value.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract.  In addition, security-backed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of security-backed investment contracts include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets within the contract.

The Fund uses a compound net crediting rate formula, which reflects fees paid to security-backed contract issuers.

The security-backed investment contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than zero percent.

The crediting rate of security-backed investment contracts will track current market yields on a trailing basis.  The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

4.  Investment Contract (continued)

To the extent that the underlying portfolio of a security-backed investment contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting.  As a result, the future crediting rate may be lower over time than the then-current market rates.  Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

The yield earned by the Fund at December 31, 2009 and December 31, 2008 was 3.80% and 6.20%, respectively.  This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at that date.  The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2009 and December 31, 2008 was 3.09% and 4.16%, respectively.  This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at that date.

Security-backed investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations.  These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract.  Each contract issuer specifies the events which may trigger a market value adjustment.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

Security-backed investment contracts generally contain termination provisions, allowing the Fund or the contract issuer to terminate with notice at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero.  The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.  In addition, if the Fund defaults on its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

5.  Master Trust Investment Information

The Plan’s investments are held in the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan’s participation in investment options within the Master Trust.  At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 23% and 24%, respectively.

The following table presents the investments for the Master Trust:

	December 31
	2009	2008
Assets
Investment securities at fair value:
ADM common stock	$525,028,572	$506,439,622
Mutual funds	418,655,951	271,513,255
Investment contract	188,281,212	156,933,894
Other common stock	3,062,255	2,762,029
Cash and equivalents	221,691	-
	1,135,249,681	937,648,800
Adjustment from fair value to contract value for fully responsive investment contract	2,563,693	13,658,695
	$1,137,813,374	$951,307,495

Summarized financial information with respect to the Master Trust’s investment income is as follows:

	Year Ended December 31
	2009	2008
Net realized and unrealized appreciation (depreciation) in fair value of investments:
ADM common stock	$42,425,141	$(268,008,531)
Mutual funds	77,602,398	(157,954,275)
Investment contract	5,606,614	6,483,745
Other common stock	189,817	(821,382)
	$125,823,970	$(420,300,443)

Dividend and interest income	$19,591,387	$25,517,084

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

6. Plan expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be.  The stable value fund and mutual funds incur expenses in the course of their operations and distribute returns to shareholders based on the funds’ net income.  Accordingly, these costs are not shown in plan expenses.  Participants are charged check processing fees in certain circumstances.  Costs of administering the Plan, including the trustee, record keeper, audit and actuarial fees are currently paid by the Plan’s sponsor, ADM.  While it is anticipated that ADM will continue to pay these costs, the Plan permits the reasonable expenses of administering the Plan to be paid from the trust fund.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will be 100% vested in all their accounts.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan’s financial statements to the Form 5500:

	December 31
	2009	2008

Net assets available for benefits per the financial
statements	$276,218,864	$233,819,610
Adjustments to contract value for fully responsive investment contract	(650,632)	(3,396,891)
Amounts allocated to deemed distributions	-	(1,316)
Amounts allocated to withdrawing participants	(15,368)	(50,457)
Net assets available for benefits per the Form 5500	$275,552,864	$230,370,946

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of net realized and unrealized appreciation (depreciation) per the Plan’s financial statements to the Form 5500:

	Year Ended December 31
	2009	2008

Net realized and unrealized appreciation (depreciation) per the financial statements	$26,087,521	$(97,626,380)
Current year adjustments to contract value for fully responsive investment contract	(650,632)	(3,396,891)
Prior year adjustments to contract value for fully responsive investment contract	3,396,891	257,373
Net realized and unrealized appreciation (depreciation) included in the Master Trust investment income per the Form 5500	$28,833,780	$(100,765,898)

The following is a reconciliation of withdrawals per the Plan’s financial statements to the Form 5500:

	Year Ended December 31
	2009	2008

Withdrawals per the financial statements	$18,915,351	$18,854,474
Current year amounts allocated to deemed distributions	-	1,316
Prior year amounts allocated to deemed distributions	(1,316)	-
Current year amounts allocated to withdrawing participants	15,368	50,457
Prior year amounts allocated to withdrawing participants	(50,457)	(119,011)
Withdrawals per the Form 5500	$18,878,946	$18,787,236

Amounts allocated to withdrawing participants were recorded on the Form 5500 for withdrawal requests that have been processed and approved for payment prior to December 31, 2009 and 2008, but not yet paid.

9. Income Tax Status

The Plan received a determination letter from the IRS dated August 3, 2007, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt from taxation.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

10. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

EIN: 41-0129150

Plan 030

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Current Value

Participant loans*	Loans, interest rates from 4.25% to 10.50%, maturities through 2019	$9,855,784
* Parties in interest.

 Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

/s/Steven R. Mills

Steven R. Mills
Executive Vice President and Chief Financial Officer

Dated: June 17, 2010

Exhibit Index

Exhibit	Description

23	Consent of Ernst & Young LLP.